

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 3, 2017

Via E-mail
Tracy G. Schmidt
Chief Executive Officer and President
CNL Strategic Capital, LLC
450 South Orange Avenue
Orlando, Florida 32801

> **Re: CNL Strategic Capital, LLC**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted February 17, 2017**
> **CIK No. 0001684682**

Dear Mr. Schmidt:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note your response to comment 15. We have referred your analysis to the Division of Investment Management for further review and consideration.

2. We note the revised disclosures and responses to comments 9, 19 and 22. We are considering your responses and may have further comment.

3. We note from your response to comment 2 that supplemental sales materials will be used after effectiveness. Please submit all sales material to us prior to its use, whether it is to

be used before or after the registration statement is declared effective. Please refer to Item 19.B of Industry Guide 5. In addition, please confirm that you will continue to provide us sales materials prior to use for the duration of the registered offering.

4. We note your revised disclosure and response to comments 3 and 26. Please balance your prior performance disclosure with a narrative summary that discusses major adverse business developments or conditions experienced by CNL and its affiliates.

Estimated Use of Proceeds, page 45

5. We note your response to comment 18. Please advise us why you believe disclosure of estimated amounts for wholesaling activities should not be included in the Estimated Use of Proceeds section. We note that Industry Guide 5 provides that "Estimated amounts to be paid to the General Partner and its affiliates should be identified" in Use of Proceeds.

Determination of Our Net Asset Value, page 49

6. We note your revised disclosure and response to comment 24. We are unable to locate disclosure explaining whether and how investors will be able to identify your assets and information necessary to make their own assessments as to value. Please revise accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Use of Estimates

Basis of Presentation, page 59

7. We note your response to comment 27 in which you explain why you believe the use of the specialized accounting principles in ASC Topic 946 is appropriate. Please note that we have referred your response to this comment to the Division of Investment Management for further review and consideration.

Share Repurchase Program, Page 139

8. We note the disclosure on page 141 that the company intends to seek assurance from the Staff of the SEC that it will not recommend that the SEC take enforcement action under Rule 13e-4 and Regulation 14E under the Exchange Act if it repurchases shares through its proposed share repurchase program in the manner described in this section. We also note that, under the proposed plan, the company may repurchase up to 10% of the weighted average number of Class A, Class T or Class I shares, respectively, of its outstanding shares in any 12-month period. Please be aware that plans such as yours have traditionally been limited to 5% of the weighted average number of shares outstanding in any 12-month period. In addition, please advise whether the reference to the company

potentially not receiving "exemptive relief" is limited to the request for exemptive relief from Rule 102(a) of Regulation M given that the Commission has not historically granted exemptive relief in connection with Rule 13e-4 and Regulation 14E in this context. If such reference was meant to include the request for no-action relief, please revise accordingly.

You may contact Raj Rajan at (202) 551-3388 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Hillary Daniels at (202) 551-3959 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Jason D. Myers, Esq.
        Clifford Chance US LLP